FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of March 4, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated March 3, 2008 announcing Pixelplus’ trading update.

Exhibit 99.1

Pixelplus Issues Trading Update

Press Release

SEOUL, South Korea, March 3, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that it reported its audited results of operations for the full fiscal year of 2007 during its Annual General Meeting of Shareholders held on February 29, 2008 (the “Shareholders’ Meeting”).

Based on these audited results of operations which were prepared in accordance with Korean GAAP on a non-consolidated basis, the Company recorded revenue of 17.3 billion Korean won (US$18.5 million) in the fiscal year of 2007, compared to revenue of 26.6 billion Korean won (US$28.4million) in the fiscal year of 2006. The Company also recorded a net loss of 7.9 billion Korean won (US$8.5 million), or a net loss of 1,209 Korean won (US$1.29) per diluted ADS, in the fiscal year of 2007, compared to a net loss of 17.4 billion Korean won (US$18.6 million), or a net loss of 2,778 Korean won (US$2.97) per diluted ADS, in the fiscal year of 2006.

The Company also announced at the Shareholders’ Meeting that it acquired key design wins since December 2007, and that it was experiencing strong and steadily growing demand for Pixelplus’ new line of third generation image sensors based on PlusPixel2™ technology, including the Company’s PO4010 CIF ‘System-on-a-Chip’ (“SoC”) image sensors from its customers in Korea and also its PO6030 VGA SoC image sensors from its customers in China. Continued demand for the Company’s third generation image sensors based on PlusPixel2™ technology is expected to positively affect the Company’ results of operations in 2008, with revenues projected to at least double in 2008 compared to 2007, based on the assumption that current order flows continue.

The financial results mentioned above were prepared and presented in accordance with Korean GAAP on a non-consolidated basis. The audit of the financial results of Pixelplus, prepared and presented in accordance with U.S. GAAP, is expected to be completed by June 30, 2008. The Company will separately host a conference call for the investment community to discuss the Company’s 2007 year-end results.

The U.S. dollar amounts disclosed in this press release are presented solely for the convenience of the reader, and have been converted at the rate of 935.8 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2007. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance systems applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances. The financial results contained in this document were prepared in accordance with Korean GAAP on a non-consolidated basis by Pixelplus’ independent registered public accountants.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

E-mail: pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

March 4, 2008